SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: May 30, 2007

                           [EZCHIP TECHNOLOGIES LOGO]

     EZchip Announces the NP-4, a Single-chip 100-Gigabit Network Processor with Integrated Traffic Manager

SAN JOSE, CALIF., May 30, 2007 - EZchip Technologies Ltd. (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, today disclosed information on its NP-4 network processor now in design in a 65 nanometer silicon process and scheduled to sample in 2008. The NP-4 offers system vendors a significant cost reduction by integrating all the key components of their line card into a single chip. NP-4 main highlights include:

     o 100-Gigabit throughput for building 20-Gigabit, 40-Gigabit and 100-Gigabit line cards for Carrier Ethernet Switches and Routers
          (CESR).

     o Integrated traffic management providing granular bandwidth control to enable the delivery of triple-play services in Ethernet networks.

     o Integrated 100-Gigabit, 10-Gigabit and 1-Gigabit Ethernet serial ports.

     o Integrated Fabric Interface Chip (FIC) for direct connection to Ethernet switches that are used as switch fabrics while providing system-wide Quality of Service (QoS).

     o Utilizes external memory chips based on low cost and power DRAM technology.

     o    Operations, Administration and Management (OAM) processing offload.

     o Software compatible with EZchip's present NP-2 and NP-3 network processors.

The NP-4 enables the building of next generation CESR equipment through groundbreaking levels of integration and functionality. It provides a total of 100-Gigabit throughput and features a 100-Gigabit port, eight 10-Gigabit ports and twenty-four 1-Gigabit Ethernet ports. Integrated hierarchical traffic management assigns individual flows with specific Quality of Service (QoS) and enforces Service Level Agreements (SLA) for applications, services and users.

The NP-4 enables direct connection from the line card to Ethernet-based switching fabric through a unique integration of the functionality typically provided by a separate fabric interface chip. It provides control over traffic arbitration and scheduling from all the line cards in the system across the switch fabric, to provide end-to-end system-wide QoS. This allows system vendors to utilize low-cost Ethernet switches as their fabric solution and eliminate the fabric interface chip from their line cards. The result is significant reduction in line card and overall system cost. Other (non Ethernet-based) switch fabrics with proprietary interfaces from leading vendors are supported as well. The NP-4 is also designed to utilize external memory chips based on low cost and power DRAM technology to further reduce the overall solution's cost and power.

                                   -- more --

EZchip provides network processors to the fast growing Carrier Ethernet market and in particular for building CESR equipment, a market segment that is forecasted by Infonetics Research to grow from $5B in 2006 to $9B in 2010. NP-4's flexibility, integration and port diversity make it ideal for building a variety of line cards for CESR including line cards with 24 or 48 Gigabit ports; two, four or eight 10-Gigabit ports; or one 100-Gigabit port.

"Through NP-2's and NP-3's processing flexibility and integration EZchip has attained a leadership position in the market for high-speed network processors and can claim the major Tier-1 Carrier Ethernet Switches and Routers (CESR) vendors as its customers," said Eli Fruchter, President and CEO of EZchip Technologies. "In NP-4 we will provide higher throughput and port-density, integration of key line card elements in a single chip, and direct connection to Ethernet switch fabrics. This combination brings Enterprise per-port price points to the Carrier Ethernet market in a fully programmable chip. It allows us to offer a compelling solution for applications ranging from the high-end fully-featured CESR platforms to the simplest, most cost-sensitive applications."

"With broad support building for 100Gbps Ethernet, EZchip has wisely decided to skip the intermediate 40Gbps performance point," said Bob Wheeler, Senior Analyst at The Linley Group. "By targeting 100Gbps of throughput, the NP-4 should also be an attractive single-chip solution for high-density GbE and 10GbE line cards."

The NP-4 is software compatible with EZchip's NP-2 and NP-3 processors and boasts all of their features, and in particular the extensive processing flexibility and the integrated hierarchical traffic management especially tuned for delivering triple-play services. The NP-4 also features dedicated hardware for OAM processing offload. OAM (Operations, Administration and Maintenance) is a set of specifications that provide the cornerstone for reliability and high availability in Carrier Ethernet networks. OAM processing however burdens CESR equipment with significant processing overhead related to complex packet classification, simultaneous monitoring of many sessions and accurate bandwidth control. The NP-4, through its processing flexibility, integrated traffic management and OAM support hardware, enables high-performance OAM processing that can adapt to changing standards and requirements.

Through programming the NP-4 delivers a variety of applications such as L2 switching, Q-in-Q, PBT, VPLS, MPLS and IPv4/IPv6 routing. NP-4's exceptionally flexible packet processing enables system designers to future proof their designs to support new protocols and features through software updates. Packet parsing is supported for any field anywhere in the packet. Various table lookup options are provided with support for long lookup keys and results. Flows are classified based on any combination of extracted packet information. Any packet header and content can be edited and packets can easily be replicated to support multicast applications. A `run to completion' processing model guarantees support for processing scenarios of any complexity. Large code space is provided to support complex applications as well as true hitless code updates.

                                   -- more --

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies is a fabless semiconductor company that provides high-speed network processors. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on EZchip, visit our web site at http://www.ezchip.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2007 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.


Contact:
Ehud Helft / Ed Job
CCGK Investor Relations
info@gkir.com / ed.job@ccgir.com
Tel: (US) 1 866 704 6710 / 1 646 213 1914

Company Contact:
Daureen Green
EZchip Technologies, Israel
+972-4-959-6677
dgreen@ezchip.com